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                                                                January 20, 2006

Ms. Jill S. Davis
Branch Chief
United States
Securities and Exchange Commission
Washington DC  20549-7010


                  Re: Hines Horticulture, Inc.
                      Form 10-K for Fiscal Year Ended December 31, 2004
                      Filed March 23, 2005
                      Forms 10-Q for Fiscal Quarters Ended March 31, 2005,
                      June 30, 2005 and September 30, 2005
                      Filed May 16, 2005, August 15, 2005 and November 14, 2005 File No. 0-24439


Dear Ms. Davis,

Please find enclosed our responses to your review comments with the exception of comment 1, which we will provide under separate hard copy cover. Please let me know if after reviewing the responses, you have additional questions or comments. We have included the initial comment and our response beneath it.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Critical Accounting Policies and Estimates, page 17
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General
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    2.        Please expand the critical accounting policies section of your
              MD&A discussion to provide information about the quality and potential variability of your earnings and cash flow resulting from the inception of the new pay by scan program in January 2005 and your plans to roll out the program to additional stores of your largest customer by the end of 2005.

RESPONSE - We should not encounter any issues with the quality and variability of our earnings and cash flows resulting from the inception of the new pay by scan program. Prior to its inception, the majority of our pay by scan sales were sold under a guaranteed sales program. Under this program, if the product did not sell, the customer would receive a credit for the scrapped plant. At the time of sale, we would take a provision for the estimated credit against gross sales in accordance with SFAS 48 and with our policy as described in Note 1 of the financial statements under Significant Accounting Policies- Sales Returns and Allowances. Under the pay by scan program, any products that do not sell thru are taken as scrap. From an earnings and cash flow perspective, our former sales program was very similar to the new pay by scan program in that the customer was not responsible for scrapped or un-saleable plants and, as such the new pay by scan program did not have a material impact on the quality and variability of our earnings and cash flows in 2005 and we do not anticipate that it will have a material impact on the quality and variability of our earnings in the foreseeable future. As a result of the implementation of the pay by scan program, we did see a benefit to cash flows in 2005 as a result of the reduction in days sales outstanding. However, this is a one time benefit as a result of implementing the new program and is not expected to have an ongoing impact to our cash flows. Accordingly, we do not believe that additional disclosure in the critical accounting policies section of our MD&A is required.

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Accounting for Goodwill Impairment, page 17
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    3         We note your disclosure that goodwill is tested for impairment by first, determining if the carrying amount of equity exceeds the fair value based upon the quoted market price of your common stock. Then if you determine that goodwill may be impaired, you compare the "implied fair value" of the goodwill, as defined by SFAS No. 142, to its carrying amount to determine the impairment loss, if any. Please compare and contrast your accounting to paragraphs 19 to 22 of SFAS 142 which requires you to compare the fair value of a reporting unit to its carrying amount.

RESPONSE - Paragraph 30 of FAS 142 defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). Paragraph 30 states "A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component."

We currently have thirteen components (each component being a different facility). Each component produces and sells similar items - container grown nursery plants. Based on the definition in paragraph 30 of FAS 142, we only have one reporting unit, as each of these components have similar economic characteristics. Under paragraph 17 of SFAS 131 and EITF D-101, we believe that each of our components meets the requirements of having similar economic characteristics. These economic characteristics include the similar nature of the products, the similar nature of the production processes, the similar nature of the class of customer for our products and the similar nature used to distribute our products. In addition, the manner in which we operate each component is similar and each component supports and benefits from common research and development projects.

Using these definitions, the manner in which we conduct our goodwill impairment testing coincides with paragraphs 19 to 22 of SFAS 142. We used the quoted market price of our common stock (market capitalization) to determine the fair value of our one reporting unit because the reporting unit uses substantially all of the allocated net assets of the company. We believe this is in accordance with paragraph 19 of SFAS 142, which requires a comparison of the fair value of the reporting unit, including goodwill, to its carrying value. If our market capitalization is lower than our equity, then it is implied that the fair value of our reporting unit is lower than its carry value. If such a condition exists, as was the case upon adoption of SFAS 142, we calculate the "impaired fair value of goodwill" in accordance with paragraph 21 of SFAS 142 and the loss in accordance with paragraph 20 of SFAS 142. Because the "implied fair value" exceeded the carrying amount (paragraph 19) of our one reporting unit at December 31, 2004, we were not required to proceed to the second step of the goodwill impairment test.

Financial Statements
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Consolidated Balance Sheets, page F-2
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    4.        We understand that during January 2005, you entered into an agreement with your largest customer to sell a portion of your product under a pay by scan program. It appears that the sale of the products under this program is comparable to a consignment arrangement. Therefore, please report the related inventory separately from other inventory using an appropriate caption for this pay by scan arrangement. Please refer to Question 2 of SAB Topic 13:2.

RESPONSE - On a prospective basis we will report this part of our inventory separately, commencing with our Form 10-K for the year ended December 31, 2005.

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Consolidated Statements of Cash Flows, page F-5
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    5.        Please remove the subtotals you present in your statements of cash flows before the "Change in working capital accounts" subsection as there is no provision for this presentation in SFAS 95.

RESPONSE - We will do this prospectively on all newly issued financial statements.

Note 1. Description of Business Summary of Significant Accounting Policies, page
--------------------------------------------------------------------------------
F-6
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Inventories, page F-8
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    6.        Please explain to us the manner by which you monitor slow moving inventory and inventory spoilage for the portion of your product under the pay by scan program.

RESPONSE - The monitoring of slow moving inventory and inventory spoilage under the pay by scan program is maintained through the active management of the consignment product within each of the customer's store locations by the Hines sales and merchandising representatives. At the time of a store visit (customary frequency of at least one visit per week during the active selling season, the second and third quarters) Hines sales and merchandising representatives handle the product and log the "in-store" scrap for that which is considered to be unsaleable (due to slow movement and/or spoilage). This information is then transacted into the Hines store inventory management system which maintains a daily inventory balance by each customer store, by product (identified by SKU - stock keeping unit). Furthermore, periodic on-site cycle counts of the pay by scan "in-store" inventory are performed (at a frequency of at least once per active selling season). The cycle count adjustment transactions are then entered into the Hines store inventory management system. The resulting variance between the "book" inventory and count inventory is identified as "shrink."

    7. Please disclose how you determine the cost of your nursery stock and whether or not this subtotal includes plants that are not ready for sale. Refer to paragraph 6.05 of the AICPA Audit and Accounting Guide\Audits of Agricultural Producers and Agricultural Cooperatives.

RESPONSE - We determine the cost of our inventory of nursery stock by accumulating costs associated with getting the plant ready for sale. These costs include direct labor, overhead, materials (soil, water, containers, stakes, labels, chemicals) and scrap. This is in accordance with paragraph 6.05 of the AICPA Audit and Accounting Guide\Audits of Agricultural Producers and Agricultural Cooperatives. Costs are accumulated until the time of harvest, which, for us mean that they are ready for sale. In accordance with paragraphs ..038 and .039 of SOP 85-3, we value our crops (both growing and harvested) at lower of cost or market. The subtotal presented in our consolidated financial statements for nursery stock does include plants that are not ready for sale.

In future filings we will amend our significant accounting policy related to inventory as follows:

         Hines' determines the cost of inventory of nursery stock by accumulating costs associated with getting the plant ready for sale. These costs include direct labor, overhead, materials (soil, water, containers, stakes, labels, chemicals) and scrap. Costs are accumulated until the time of harvest, which, for Hines means that they are ready for sale, and are valued at the lower of cost or market. Nursery stock also includes plants that are not yet ready for sale. Hines' ornamental nursery stock has an average growing period of approximately eighteen months. All nursery stock is classified as a current asset based on Hines' normal operating cycle. Materials and supplies are stated at the lower of cost (first-in, first-out) or market.

As requested in the closing comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If, after review of our responses, you have any questions or concerns, please do not hesitate to contact me. I can be reached at (949) 936-8122 or via facsimile at (949) 786-0968.


                                                        Sincerely,

                                                        /s/ Claudia Pieropan
                                                        --------------------
                                                        Claudia Pieropan
                                                        Chief Financial Officer
                                                        Hines Horticulture, Inc.




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